# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CI&T Inc, CIK 0001868995
CUSIP: G21307106
Title of class of securities: Common stock
Address of issuer's principal executive offices: PO BOX 309, UGLAND HOUSE - GRAND CAYMAN, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 09/02/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001547676

## Reporting persons
- Swedbank Robur Fonder AB: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Sweden (V7); sole voting power 1,147,404; shared voting power 0; sole dispositive power 1,147,404; shared dispositive power 0; aggregate amount beneficially owned 1,147,404 (4.8% of the class)

## Item 1. Issuer
Name of issuer: CI&T Inc
Address of issuer's principal executive offices: PO BOX 309, UGLAND HOUSE - GRAND CAYMAN, CAYMAN ISLANDS, KY1-1104

## Item 2. Person Filing
Name of person filing: Swedbank Robur Fonder AB
Address of principal business office or, if none, residence: SE-10534, Stockholm, Sweden
Citizenship: Swedish

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment manager

## Item 4. Ownership
Amount beneficially owned: 1,147,404
Percent of class: 4.8
Sole power to vote or to direct the vote: 1,147,404
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,147,404
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Swedbank Robur Fonder AB: Liza Jonson, Managing Director (09/03/2026)